UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
(Amendment No.   2    )1
Advanced Energy Industries, Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
007973 10 0

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pusuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	007973 10 0	13G	Page	2	of	7 Pages

1	NAME OF REPORTING PERSONS Douglas S. Schatz & Jill E. Schatz Family Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	WYOMING

	5	SOLE VOTING POWER

NUMBER OF		9,080,995

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		210,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,080,995

WITH	8	SHARED DISPOSITIVE POWER

		210,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,290,995

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	20.5%

12	TYPE OF REPORTING PERSON*

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	007973 10 0	13G	Page	3	of	7 Pages

1	NAME OF REPORTING PERSONS Douglas S. Schatz I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		9,080,995

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		210,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,080,995

WITH	8	SHARED DISPOSITIVE POWER

		210,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,290,995

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	20.5%

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	007973 10 0	13G	Page	4	of	7 Pages

1	NAME OF REPORTING PERSONS Jill E. Schatz I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		9,080,995

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		210,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,080,995

WITH	8	SHARED DISPOSITIVE POWER

		210,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,290,995

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	20.5%

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer
Advanced Energy Industries, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices
1625 Sharp Point Drive
Fort Collins, CO 80525
Item 2(a). Names of Person Filing
Douglas S. Schatz & Jill E. Schatz Family Trust
Douglas S. Schatz
Jill E. Schatz
Item 2(b). Address of Principal Business Office or, if None, Residence
PO Box 481
Fort Collins, CO 80522
Item 2(c). Citizenship
Douglas S. Schatz & Jill E. Schatz Family Trust — Wyoming
Douglas S. Schatz — United States
Jill E. Schatz — United States
Item 2(d). Title of Class of Securities
Common Stock, $0.001 par value
Item 2(e). CUSIP Number
007973 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a :
Not applicable

Item 4.	Ownership
(a)	Amount Beneficially Owned:

Douglas S. Schatz & Jill E. Schatz Family Trust — 9,290,995 shares

Douglas S. Schatz — 9,290,995 shares

Jill E. Schatz — 9,290,995 shares

(b)	Percent of Class:

Douglas S. Schatz & Jill E. Schatz Family Trust — 20.5%

Douglas S. Schatz — 20.5%

Jill E. Schatz — 20.5%

(c)	Number of shares as to which such person has:

Douglas S. Schatz & Jill E. Schatz Family Trust and Douglas S. Schatz:

(i) sole power to vote or to direct the vote:	9,080,995
(ii) shared power to vote or to direct the vote:	210,000	**
(iii) sole power to dispose or to direct the disposition of:	9,080,995
(iv) shared power to dispose or to direct the disposition of:	210,000	**
Jill E. Schatz:

(i) sole power to vote or to direct the vote: 9,080,995
(ii) shared power to vote or to direct the vote:	210,000	**
(iii) sole power to dispose or to direct the disposition of:	9,080,995
(iv) shared power to dispose or to direct the disposition of:	210,000	**

**	Mr. and Mrs. Schatz are trustees of a charitable foundation that is the record holder of 210,000 shares of common stock of the issuer. The two other trustees of the charitable foundation are members of Mr. and Mrs. Schatz’s immediate family. Accordingly, Mr. Schatz and Mrs. may be deemed to share with the other trustees voting and dispositive power with respect to the charitable foundations’s 210,000 shares. Mr. and Mrs. Schatz disclaim beneficial ownership of the shares held by the charitable foundation.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2008	DOUGLAS S. SCHATZ & JILL E. SCHATZ FAMILY TRUST
	By:	/s/ Douglas S. Schatz, Trustee
Douglas S. Schatz, Trustee

	By:	/s/ Jill E. Schatz, Trustee
Jill E. Schatz, Trustee

	By:	/s/ Douglas S. Schatz
Douglas S. Schatz

	By:	/s/ Jill E. Schatz
Jill E. Schatz